Exhibit 99.1

Press release – For Immediate Release

CNOOC Limited Announces A Large-sized Discovery of Kenli 10-2 in Bohai

(Hong Kong, September 30, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that the Company made a large-sized discovery of Kenli 10-2 in Bohai.

The Kenli 10-2 oilfield is located in Laizhou Bay Sag in Southern Bohai Bay, with an average water depth of about 15.7 meters. The main oil-bearing formation of Kenli 10-2 oilfield is in the lower member of Neogene Minghuazhen Formation and the oil properties are conventional heavy oil. The discovery well Kenli 10-2-4 was drilled and completed at a depth of 1,520 meters, and encountered oil pay zones with a total thickness of approximately 27 meters. The appraisal well was tested to produce approximately 569 barrels of oil per day.

Mr. Xu Changgui, General Manager of Exploration Department of the Company said, “The successful discovery of the Kenli 10-2 oil field marked the breakthrough in discovery of lithological oilfield with reserve of 100 million tons in the shallow depression zone of the Bohai oilfields, demonstrated the broad prospects for exploration of lithological structures in the Bohai, and has great significance as a guide for exploration in similar basins.”

Mr. Wang Dongjin, Chairman of the Company said, “CNOOC Limited will firmly grasp the leading role of oil and gas exploration, take the discovery of large and medium-sized oil and gas fields as the goal, continue to deepen geological understanding and technological innovation, actively promote the increase of oil and gas reserves and production, and contribute to the Company's high-quality development.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com

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